Exhibit (a)(1)(I)
ImClone acquisition series for LLYNEWS / story #2—Erbitux
Publish date: November 12, 2008
Contact: Beth Anderson, x1-2016
FINAL
A Closer Look at the ImClone Deal: LLYNEWS takes a look at what the pending acquisition of ImClone Systems Inc. would mean in terms of adding Erbitux® to Lilly’s oncology portfolio. This is the second of a three-part series.
Paul: We Think Highly Of ImClone’s Groundbreaking Work, Success With Erbitux
[Editor’s Note: This is the second in a series of articles that take a closer look at ImClone and what the acquisition would mean for Lilly when it is finalized. Today’s story focuses on Erbitux®, ImClone’s marketed oncology product. The first story reported on ImClone’s pipeline and the third will look at the development and commercial manufacturing capabilities Lilly would acquire.]
“We need all the weapons we can get in the fight against cancer. And this is a good one.”
Spoken by John Lechleiter, Ph.D., president and CEO, these words were used to describe Erbitux, the targeted cancer agent that would join Lilly’s oncology portfolio when the ImClone acquisition is completed.
“The acquisition of ImClone would immediately enable Lilly to offer physicians and their patients a complementary portfolio of leading oncolytic agents and targeted therapies, including Gemzar®, Alimta®, and Erbitux,” Lechleiter said.
First launched in the United States and the European Union in 2004, Erbitux is indicated as both a single agent and with chemotherapy for certain types of colorectal cancers and as a single agent or in combination with radiation therapy for head and neck cancers.
When it was approved in March 2006 to treat head and neck cancers, the FDA noted that Erbitux was the first drug approved for such cancers since the 1950s. It remains the only monoclonal antibody to be approved by the FDA for locally or regionally advanced squamous cell carcinoma of the head and neck. (In other words, an antibody designed specifically to target this type of cancer.)
Erbitux faces competition to varying degrees. Patients suffering from head and neck cancers have few choices. Colon cancer patients can be treated with panitumumab (Amgen’s Vectibix®) or Genentech’s Avastin®. If approved for lung cancer treatment, Erbitux would be added to existing chemotherapy and compete with Avastin. The use of Erbitux in conjunction with Gemzar and Alimta for lung cancer patients is being studied and studies are planned with Alimta for head and neck cancer patients.

Marketing arrangements vary around the globe
In 2001, ImClone developed a partnership with Bristol-Myers Squibb on the codevelopment and comarketing of Erbitux in the U.S. and Canada. Under the agreement, ImClone gets a flat 39 percent of net sales in North America. ImClone takes the lead on development while BMS takes the lead on marketing; ImClone has the option to comarket.
ImClone partners with Merck KGaA in the rest of the world, except for Japan, where it partners with both BMS and Merck KGaA. In these regions, Lilly would receive royalty payments for Erbitux sales and under the current agreements, Merck KGaA and BMS have exclusive marketing rights.
“One thing we will focus on is being a good partner and ensuring a smooth transition,” said Lechleiter. “We have great respect for BMS and Merck KGaA, and we look forward to partnering with them because we want to make sure that, together, we continue to develop and market Erbitux to help it reach its full potential.”
In 2007, worldwide sales of Erbitux grew 18 percent to approximately $1.3 billion. Most of ImClone’s value from Erbitux comes from the U.S.
Indications under investigation
“We think very highly of ImClone’s groundbreaking work in oncology, particularly its success with Erbitux,” said Steve Paul, M.D., executive vice president, science and technology, and president, LRL. “Erbitux exemplifies the complementary nature of ImClone’s portfolio with Lilly’s marketed oncolytic agents and small and large molecules in clinical development.”
“There are many tumor types [colorectal, head and neck, and non-small cell lung cancer] and many lines of therapy, therefore the life cycle of Erbitux is broad in terms of seeking indications for adjuvant [treatment after surgery], first-line, and second-line treatments,” said Brian Stuglik, executive director, global oncology brands.
In August, a supplemental Biologics License Application (sBLA) was filed with the U.S. Food and Drug Administration by ImClone and BMS to broaden the indication for Erbitux for use as a first-line treatment for head and neck cancer. The submission was granted a priority review by the FDA in October.
On October 24, Merck KGaA announced a positive opinion from the European Committee for Medicinal Products for Human Use for Erbitux for use as a first-line treatment for head and neck cancer. On September 11, Merck KGaA filed an application with CHMP for Erbitux as a first-line treatment for non-small cell lung cancer.
Compelling data has been published about the potential use of Erbitux as a first-line treatment for colorectal cancer. By using biomarkers, researchers determined that patients with wild-type or “normal” K-ras tumors—about 60 percent of colorectal cancer patients—respond very well to Erbitux. “This is a prime example of getting the right medicine to the right patient,” Stuglik said.

In July, regulators in the European Union approved Erbitux for the treatment of patients with epidermal growth factor receptor-expressing, K-ras wild-type metastatic colorectal cancer in combination with chemotherapy, and as a single agent in patients who have failed oxaliplatin- and irinotecan-based therapy and who are intolerant to irinotecan.
Added Paul, “The use of Erbitux in patients with K-ras wild-type colorectal cancer is an excellent example of tailored therapies—which will likely prove to be the ‘rule rather than the exception’ in treating cancer with targeted agents.”
Erbitux also is being investigated in a variety of other cancers including gastric, bladder, esophageal, and prostate. “Erbitux will be an important—and highly complementary—addition to Lilly’s marketed oncology products where Gemzar and Alimta serve as foundational therapies for the front-line treatment of lung cancer,” said Paul.
“Lilly already was a leading oncology franchise in terms of sales,” Lechleiter said. “With the addition of ImClone, we would be one of a select few biopharmaceutical companies with a complementary portfolio of both chemotherapy agents and targeted therapies, making us a true oncology powerhouse.”
Important information about the tender offer
This story is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, the related Letter of Transmittal and other tender offer materials) filed by Lilly and Alaska Acquisition Corporation with the SEC on October 14, 2008. In addition, on October 14, 2008, ImClone filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC related to the tender offer. The Tender Offer Statement (and related materials) and the Solicitation/Recommendation Statement contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials may be obtained at no charge upon request to Georgeson, Inc., the information agent for the tender offer at (800) 262-1918 (toll free). In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at http://www.sec.gov.
Questions or comments about this story? Contact staff writer Beth Anderson.